SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


06060175



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________.

Commission file number 001-16767

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Westfield Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY WESTFIELD BANK

By: ______________________
Michael J. Janosco, Jr.
Chief Financial Officer

Date: October 24, 2006

SAVINGS BANKS EMPLOYEES RETIREMENT
ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(With Independent Auditor's Report Thereon)



TABLE OF CONTENTS





INDEPENDENT AUDITOR'S REPORT

BOARD OF TRUSTEES
SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION

We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and assets (acquired and disposed within year) for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

June 21, 2006

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY WESTFIELD BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
INVESTMENT IN SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION COMMON/ COLLECTIVE TRUST, at fair value	$ 5,283,720	$ 4,765,909
PARTICIPANT LOANS	163,390	68,259
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,447,110	$ 4,834,168

The accompanying notes are an integral part of the financial statements.



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY WESTFIELD BANK

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Net investment gain from investment in Savings Banks Employees Retirement Association Common/Collective Trust	$ 185,878	$ 451,810
Interest income - participant loans	5,706	3,284
	191,584	455,094
Contributions:		
Employer's	149,654	134,439
Participants'	446,163	431,342
Participant rollovers	38,737	2,135
	634,554	567,916
Total additions	826,138	1,023,010
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to participants	210,412	74,492
Deemed distributions of participant loans	2,784	22,364
Total deductions	213,196	96,856
NET INCREASE	612,942	926,154
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	4,834,168	3,908,014
End of year	$ 5,447,110	$ 4,834,168

The accompanying notes are an integral part of the financial statements.



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

A. Description of the Plan:

The following description of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Westfield Bank (the "Bank") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is part of the SBERA Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust's net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility:

To become eligible for participation, an employee must be at least age 21 and have completed three months of service.

Contributions:

Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.

The Bank matches an amount equal to 50% of the participant's elective deferral up to a maximum of 6% of a participant's compensation.

Participant accounts:

Each participant's account is credited with the participant's contribution and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



A. Description of the Plan – (continued):

Forfeited accounts:

Forfeited nonvested accounts totaled $0 and $4,600 at December 31, 2005 and 2004. These accounts will be used to reduce future employer contributions. In 2005 and 2004, no forfeitures were used to reduce employer contributions.

Investments:

Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:

Equity Account:

This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:

This Account attempts to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index.

Small Cap Growth Account:

This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:

This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:

This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.



A. Description of the Plan – (continued):

Investments – (continued):

Large Cap Value Account:

This Account's investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:

This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:

These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund's target allocation.

All Asset Account:

The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a "fund of funds" that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

The SBERA Account:

The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.



A. Description of the Plan – (continued):

Investments – (continued):

Money Market Account:

This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Certificate of Deposit:

The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.

Bond Account:

This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt. The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt.

Bank Shares:

Participants may allocate any portion of their contributions to purchase common shares of Westfield Financial, Inc., the parent company of Westfield Bank. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission.

Vesting:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.



A. Description of the Plan – (continued):

Payment of benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals:

The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

B. Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

Investments consist of assets held in the Savings Banks Employees Retirement Association Common/Collective Trust, and are valued substantially at their fair value. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Interest and earned dividends are recorded on the accrual basis. Reinvested interest and dividends on investment funds are included in unrealized gains and losses at the Trust level. Purchases and sales of investments are recorded on a trade date basis. Gains or losses on investments sold are calculated using the average cost method.



B. Summary of Significant Accounting Policies – (contined)

Benefit payments:

Benefits are recorded when paid.

C. Investment:

The Plan owned approximately 0.74% and 0.75% of the fair value of the Trust's net assets at December 31, 2005 and 2004, respectively. The unaudited financial statements of the Trust as a whole at December 31, follow:

	2005	2004
Assets:		
Cash	$ 9,413,511	$ 8,976,024
Investments:		
Bonds and other obligations:		
U.S. Government and agency obligations	108,196,658	97,424,501
Other bonds and obligations	77,891,478	60,492,005
Total bonds and other obligations	186,088,136	157,916,506
Short-term investments	38,534,328	37,271,590
Equity securities, primarily common stocks	492,479,243	431,551,268
Certificates of deposits	3,020,613	2,425,368
Loans to 401(k) plan participants	7,489,665	6,264,388
Total investments	727,611,985	635,429,120
Other assets	1,460,258	1,290,080
Total assets	738,485,754	645,695,224
Liabilities:		
Accrued operating and other expenses	606,832	704,010
Net assets available for benefits	$ 737,878,922	$ 644,991,214



C. Investment – (continued):

Trust investment income (loss) for the years ended December 31, was comprised of:

	2005	2004
Investment income:		
Net realized gains on investments	$ 33,204,963	$ 20,151,135
Interest and dividends	9,815,396	7,945,665
Unrealized appreciation of investments	14,191,533	37,903,948
Total investment income	57,211,892	66,000,748
Administrative expenses	(1,982,038)	(1,979,218)
Total Trust net investment income	$ 55,229,854	$ 64,021,530

D. Tax Status:

The Savings Banks Employee Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

E. Plan Termination:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

F. Assets Allocated to Withdrawn Participants:

The statements of net assets available for benefits at December 31, 2005 and 2004 include $1,109,259 and $442,562, respectively, allocated to participants who were no longer employees of the Bank.





SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY WESTFIELD BANK

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)

AS OF DECEMBER 31, 2005

(b) Identity of Party	(c) Investment Description	(d) Cost	(e) Current Value
* The Savings Banks Employees Retirement Association	The Savings Bank Employees Retirement Association Common/Collective Trust	$ 4,522,922	$ 5,283,720
Participant Loans	Interest rates ranging from 5.0% to 9.5%	-	163,390
			$ 5,447,110

* Party in interest to the Plan



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2005

(a) Identity of Issuer, Borrower, Lessor or Similar Party	(b) Investment Description	(c) Cost of Acquisitions	(d) Proceeds of Dispositions
Participant Loans	Notes with 5.0% to 9.5% interest rates	$ - 0 -	$ - 0 -

